MILLAR WESTERN FOREST PRODUCTS LTD.

                          INTERIM FINANCIAL STATEMENTS

                  FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2006

                                   (unaudited)


--------------------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS



                                                 December 31,       December 31,
                                                    2006               2005
                                                 (unaudited)        (audited)
                                              ----------------   ---------------

                                              (in thousands of Canadian dollars)

                                     ASSETS

Current assets
     Cash and cash equivalents.................     $    64,959    $     43,659
     Accounts receivable (note 5)..............          30,465          36,459
     Inventories (note 2)......................          74,990          55,264
     Prepaid expenses..........................           8,380          11,031
     Future income taxes.......................           1,177             933
                                                    -----------    ------------
                                                        179,971         147,346
Property, plant and equipment..................         146,330         150,420
Other assets...................................          74,726          29,939
                                                    -----------    ------------
                                                    $   401,027    $    327,705
                                                    ===========    ============




                      LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
     Accounts payable and accrued liabilities....   $    45,000    $     46,233
     Income taxes payable........................         4,870               -
     Current portion of long-term debt (note 3)..           474               -
                                                    -----------    ------------
                                                         50,344          46,233
Long-term debt (note 3)..........................       236,296         221,312
Other obligations................................         4,557           3,960
Future income taxes..............................        20,799          11,794
                                                    -----------    ------------
                                                        311,996         283,299

Shareholder's equity
     Share capital...............................             -               -
     Retained earnings...........................        89,031          44,406
                                                    -----------    ------------
                                                    $   401,027    $    327,705
                                                    ===========    ============

    The accompanying notes are an integral part of these condensed financial statements

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                         STATEMENTS OF EARNINGS (LOSS)

                                  (unaudited)



                                                                               Three Months Ended              Twelve Months Ended
                                                                                 December 31                       December 31
                                                                             2006            2005            2006            2005
                                                                     -------------- --------------- --------------- ---------------

                                                                                        (in thousands of Canadian dollars)

Revenue..........................................................     $      64,721   $      69,164   $     304,645   $     304,301

Cost of products sold............................................            46,923          46,981         202,615         204,700
Freight and other distribution costs.............................            11,816          12,901          52,175          53,411
Lumber export taxes (note 6).....................................               990               -             990               -
Depreciation and amortization....................................             5,155           5,972          18,970          17,664
General and administration.......................................             2,652           3,511          12,635          14,796
Countervailing and anti-dumping duties (note 6)..................           (31,867)          2,090         (27,683)          9,735
Employees' profit sharing........................................             4,127               -           4,127               -
                                                                      -------------   -------------   -------------   -------------
Operating earnings (loss)........................................            24,925         (2,291)          40,816           3,995
Financing expenses - net (note 4)................................              (364)        (4,419)         (13,547)        (17,556)
Unrealized exchange gain (loss) on long-term debt................           (10,374)           (57)            (114)          7,448
Other income (expense) (note 5)..................................               372         (2,557)          31,243          (4,926)
                                                                      -------------   -------------   -------------   -------------
Earnings (loss) before income taxes..............................            14,559         (9,324)          58,398         (11,039)
Income tax (recovery) expense....................................             6,397         (2,951)          13,773          (4,086)
                                                                      -------------   -------------   -------------   -------------
Net earnings (loss)..............................................     $       8,162   $     (6,373)   $      44,625   $      (6,953)
                                                                      =============   =============   =============   =============


                         STATEMENTS OF RETAINED EARNINGS
                     FOR THE TWELVE MONTHS ENDED DECEMBER 31


                                   (unaudited)

                                                                                                         2006            2005
                                                                                                     -------------- ---------------

                                                                                                 (in thousands of Canadian dollars)

Retained earnings - beginning of period.........................................................      $      44,406   $      66,359
Net earnings (loss).............................................................................             44,625          (6,953)
Dividend........................................................................................                  -         (15,000)
                                                                                                    --------------- ---------------
Retained earnings - end of period...............................................................      $      89,031   $      44,406
                                                                                                    =============== ===============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                                   (unaudited)


                                                                              Three Months Ended           Twelve Months Ended
                                                                                December 31                     December 31
                                                                           2006            2005            2006          2005
                                                                      -------------   -------------    ------------    ------------


                                                                                  (in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
  Net earnings (loss).............................................   $       8,162   $      (6,373)  $      44,625   $     (6,953)
  Items not affecting cash:
    Future income tax (recovery) expense..........................           1,384          (3,811)          8,760         (5,306)
    Reforestation expense.........................................           2,443           1,293           6,867          6,471
    Depreciation and amortization.................................           5,155           5,972          18,970         17,664
    Amortization of deferred financing charges....................             170             170             679            679
    Unrealized foreign exchange (gain) loss on
      long-term debt..............................................          10,374              57             114         (7,448)
    Gain on sale of power purchase rights.........................               -               -         (32,666)             -
    Write-down of note receivable.................................               -               -               -          2,100
    Other.........................................................             683           1,202             849          1,511
                                                                     -------------   -------------   -------------   -------------
                                                                            28,371         (1,490)          48,198          8,718
  Reforestation expenditures......................................             791            796           (4,401)        (5,989)
  Increase (decrease) in other obligations........................               -         (1,157)             400         (1,157)
                                                                     -------------   -------------   -------------   -------------
                                                                            29,162         (1,851)          44,197          1,572
                                                                     -------------   -------------   -------------   -------------

  Changes in non-cash components of working capital:
    Accounts receivable...........................................           1,007           1,363           5,995        (14,453)
    Inventories...................................................         (16,397)         (1,574)        (21,381)        (9,120)
    Prepaid expenses..............................................             404          (1,247)          1,979           (118)
    Accounts payable and accrued liabilities......................          18,411            (280)          2,610          2,104
                                                                     -------------   -------------   -------------   -------------
                                                                             3,425          (1,738)        (10,797)       (21,587)
                                                                     -------------   -------------   -------------   -------------
                                                                            32,587          (3,589)         33,400        (20,015)
                                                                     -------------   -------------   -------------   -------------

Investing activities
    Additions to property, plant and equipment....................          (2,135)         (3,838)        (12,192)       (17,303)
    Proceeds on disposal of property, plant and equipment.........              24              80             251            222
    Decrease (increase) in other assets...........................             103            (208)            128           (204)
                                                                     -------------   -------------   -------------   -------------
                                                                            (2,008)         (3,966)        (11,813)       (17,285)
                                                                     -------------   -------------   -------------   -------------

Financing activity
    Long-term debt repayments.....................................            (110)              -            (287)             -
    Dividend......................................................               -               -               -        (15,000)
                                                                     -------------   -------------   -------------   -------------
                                                                              (110)              -            (287)       (15,000)
                                                                     -------------   -------------   -------------   -------------


Increase (decrease) in cash.......................................          30,469          (7,555)         21,300        (52,300)
Cash and cash equivalents - beginning of period...................          34,490          51,214          43,659         95,959
                                                                     -------------   -------------   -------------   -------------

Cash and cash equivalents - end of period.........................   $      64,959   $      43,659   $      64,959   $     43,659
                                                                     =============   =============   =============   =============

Supplemental cash flow information

  Interest paid...................................................   $       8,765   $       9,401   $      17,467   $     18,674
                                                                     =============   =============   =============   =============

  Income taxes paid...............................................   $           -   $         126   $           -   $        438
                                                                     =============   =============   =============   =============

                      MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                                  (unaudited)



                                                                            Three Months Ended            Twelve Months Ended
                                                                               December 31                     December 31
                                                                          2006            2005            2006            2005
                                                                     -------------   -------------   -------------   -------------

                                                                                  (in thousands of Canadian dollars)
Product segment

Lumber
  Revenue.........................................................   $      26,190   $      30,436   $     122,079   $     138,091
  Cost of products sold...........................................          27,033          21,467         102,330         103,792
  Freight and other distribution costs............................           2,592           2,900          11,271          13,043
  Lumber export taxes.............................................             990               -             990               -
  Depreciation and amortization...................................           2,122           3,828           8,003           8,758
  Countervailing and anti-dumping duties..........................         (31,867)          2,090         (27,683)          9,735
                                                                     -------------   -------------   -------------   -------------
  Operating earnings..............................................   $      25,320   $         151   $      27,168   $       2,763
                                                                     =============   =============   =============   =============

Pulp
  Revenue ........................................................   $      36,983   $      37,180   $     176,098   $     159,729
  Cost of products sold ..........................................          19,890          25,514         100,285         100,908
  Freight and other distribution costs............................           9,224          10,001          40,904          40,368
  Depreciation and amortization...................................           2,546           1,756           9,050           6,973
                                                                     -------------   -------------   -------------   -------------
  Operating earnings..............................................   $       5,323   $         (91)  $      25,859   $      11,480
                                                                     =============   =============   =============   =============

Corporate and other
  Revenue.........................................................   $       1,548   $       1,548   $       6,468   $       6,481
  General and administration......................................           2,652           3,511          12,635          14,796
  Depreciation and amortization...................................             487             388           1,917           1,933
  Employees' profit sharing.......................................           4,127               -           4,127               -
                                                                     -------------   -------------   -------------   -------------
  Operating loss..................................................   $      (5,718)  $      (2,351)  $     (12,211)  $     (10,248)
                                                                     =============   =============   =============   =============

Total
  Revenue.........................................................   $      64,721   $      69,164   $     304,645   $     304,301
  Cost of products sold and administration........................          49,575          50,492         215,250         219,496
  Freight and other distribution costs............................          11,816          12,901          52,175          53,411
  Lumber export taxes.............................................             990               -             990               -
  Depreciation and amortization...................................           5,155           5,972          18,970          17,664
  Countervailing and anti-dumping duties..........................         (31,867)          2,090         (27,683)          9,735
  Employees' profit sharing.......................................           4,127               -           4,127               -
                                                                     -------------   -------------   -------------   -------------
  Operating earnings                                                 $      24,925   $     (2,291)   $      40,816   $       3,995
                                                                     =============   =============   =============   =============

Shipments by business segment

Lumber (millions of board feet)...................................              85              79             342             333
                                                                     =============   =============   =============   =============

Pulp (thousands of tonnes)........................................              58              70             297             286
                                                                     =============   =============   =============   =============


                                                                                                      December 31,    December 31,
                                                                                                         2006            2005
                                                                                                     -------------   -------------
Identifiable assets
  Lumber..........................................................................................   $     149,601   $     130,550
  Pulp............................................................................................         172,486         136,158
  Corporate and other.............................................................................          78,940          60,997
                                                                                                     -------------   -------------
                                                                                                     $     401,027   $     327,705
                                                                                                     =============   =============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

                                   (unaudited)


1.    BASIS OF PRESENTATION

      The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2005. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.



2.    INVENTORIES

                                                                                 December 31,    December 31,
                                                                                     2006            2005
                                                                                -------------   ------------
      Logs..................................................................    $    23,122     $   11,742
      Pulp..................................................................         25,969         21,890
      Lumber................................................................         14,113         11,362
      Operating and maintenance supplies....................................         11,786         10,270
                                                                                -----------     -----------
                                                                                $    74,990     $   55,264
                                                                                ===========     ===========

3.    LONG-TERM DEBT

                                                                                  December 31,    December 31,
                                                                                     2006            2005
                                                                                 ------------     -----------
      Unsecured senior notes - US $190,000..................................     $   221,426      $   221,312
      Power purchase rights loan............................................          15,344      $         -
                                                                                 ------------     -----------
                                                                                 $   236,770      $   221,312
      less: Current portion.................................................             474                -
                                                                                 ------------     -----------
                                                                                 $   236,296      $   221,312
                                                                                 ============     ===========

In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations, sales of assets, and transactions with affiliates.

In 2006, the Company borrowed $15.6 million to acquire additional power purchase rights. The loan is repayable in equal monthly payments of $183 thousand, including principal and interest, from May 31, 2006 to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%. Security for the loan consists of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the Company's power purchase rights falls below a predetermined level. As at December 31, 2006, a letter of credit was not required.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

                                   (unaudited)


4.    FINANCING EXPENSES - NET

                                                                          Three months ended            Twelve months ended
                                                                             December 31                    December 31
                                                                         2006            2005            2006            2005
                                                                     -------------   -------------   -------------   -------------
      Interest on long term debt..................................   $       4,764   $       4,509   $      17,603   $      17,996
      Other interest and bank charges.............................   $         205   $         149   $         896   $         607
      Amortization of deferred financing costs....................             170             170             679             679
      Interest income.............................................          (4,775)           (409)         (5,631)         (1,726)
                                                                     -------------   -------------   ------------- ---------------
                                                                     $         364   $       4,419   $      13,547   $      17,556
                                                                     =============   =============   =============   =============




5.    OTHER INCOME (EXPENSE)


                                                                        Three months ended             Twelve months ended
                                                                           December 31                    December 31
                                                                       2006            2005            2006            2005
                                                                   -------------   -------------   -------------   -------------

      Gain on sale of property, plant and equipment.............    $         33    $          -    $        747    $          -
      Other exchange gain (loss)................................             851            (311)            131            (580)
      Gain on sale of power purchase rights.....................               -               -          32,665               -
      Provision for loss on Meadow Lake
        receivable..............................................            (512)         (2,246)         (2,300)         (4,346)
                                                                    ------------     ----------- --------------- ---------------
                                                                    $        372     $    (2,557)    $    31,243     $    (4,926)
                                                                    ============     ===========    ============    ============



      Meadow Lake

      On December 28, 2005, the Meadow Lake Pulp Limited Partnership was granted protection under the Companies Creditors Arrangement Act. In 2005, the Company recorded a provision for a loss of $2.1 million against the carrying value of its note receivable from Meadow Lake and a further $2.2 million provision for loss on its trade account receivable related to management and marketing services provided under agreements with Meadow Lake. In 2006, the Company recorded an additional provision for loss of $2.3 million on the remaining balance of the trade receivable and as at December 31, 2006 there are no further amounts outstanding relating to services provided prior to the CCAA action.


      Sale and Acquisition of Power Purchase Rights

      Effective May 1, 2006, the Company sold its interest in one of its power purchase agreements and concurrently acquired a greater interest in the remaining agreement. These transactions were accounted for as a sale and purchase respectively, resulting in a gain of $32.7 million, an increase in long term debt of $15.6 million and an increase in other assets of $46.9 million. Following the transactions, the company has the right to purchase approximately 80 megawatts of electricity to December 31, 2020.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

                                   (unaudited)


6.    COUNTERVAILING AND ANTI-DUMPING DUTIES

      On October 12, 2006, the Softwood Lumber Agreement ("SLA") between the Canadian and United States governments came into effect. The terms include replacing the countervailing and anti-dumping duties with a Canadian imposed export tax which is based on the price of lumber and the volume of lumber shipped to the U.S. The SLA resulted in the Company receiving a total refund of $36 million, comprised of $31.8 million, or approximately 82% of the duties deposited, and interest on the deposits of $4.2 million which is included in interest income.


7.    FINANCIAL INSTRUMENTS

      Foreign Currency Risk

      The Company realizes approximately 75% of its revenue in U.S. dollars. In order to reduce foreign currency risk, the Company issued long-term debt in U.S. dollars and enters into forward exchange contracts to sell U.S. dollars. The Company does not hold or issue foreign currency financial contracts for trading purposes. Realized gains or losses on expired contracts are included in revenue in the same period as the foreign currency denominated revenue is recorded. Contracts outstanding at the end of the period are recorded at fair value and any unrealized gains or losses are included in other income (expense) At December 31, 2006, the Company had outstanding forward contracts of $29 million U.S. and recorded an unrealized loss of $693 thousand on these contracts.